Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer
                        Pursuant To Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934


For the month of June 2008                        Commission File Number 1-11854


                                 NATUZZI S.p.A.
                 (Translation of Registrant's name into English)


                               Via Iazzitiello 47
                             70029 Santeramo, Italy
                          (Address of principal office)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  x   Form 40-F
                      ----          ----


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes     No  X
                ---    ---


     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

NTZ
LISTED                               NATUZZI
NYSE                            It's How You Live


Natuzzi  S.p.A.                                         Investor Relations Dept.
Via Iazzitiello 47,                                       Tel.: +39 080 8820.812
70029 Santeramo (BA) - Italy                      investor_relations@natuzzi.com
Tel.:+39 080 8820.111                                     Corporate Press Office
Fax: +39 080 8820.241                                     Tel.: +39 080 8820.124
www.natuzzi.com                                    relazioni.esterne@natuzzi.com
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   ALDO UVA JOINS THE NATUZZI GROUP TO BE APPOINTED AS CHIEF EXECUTIVE OFFICER

Santeramo in Colle (BA), June 4, 2008 - The Natuzzi Group ("Natuzzi" or "the Group") today announced that Aldo Uva has joined the Natuzzi Group in order to be officially appointed as Chief Executive Officer effective July 2008 after the resolution of the relevant Corporate bodies.

Uva was Global Vice President Beverages at Nestle', based at the multinational's Headquarters in Switzerland, where he was in charge of the strategic reorganization and implementation plan of the Nestle' beverages business. Before joining Nestle', Uva developed remarkable experiences in Italian and U.S. multinational Companies such as Sara Lee Corporation, Parmalat and Indesit Company, where he held executive positions in East and West Europe, North America, Latin America and Far East. Among his most significant experiences, it is worth mentioning: the development of the Russian market for Indesit Company (1992-1998), the reorganization of the business for Parmalat in North and Central America (1999-2001), the re-engineering of the coffee-business for Sara Lee Corporations in North America (2003-2005). In 2005 he was responsible for the reorganization of Sara Lee Corporation, reporting directly to the Chairman and CEO of the company.

Pasquale Natuzzi, Chairman and majority shareholder of the Natuzzi Group, commented: "I had the opportunity, in several occasions, to meet Aldo Uva and do appreciate his outstanding human and professional qualities. Aldo has managed some projects of strategic importance within very different companies and business contexts. Most importantly, he has gained several experiences and achieved results in markets that are nowadays particularly demanding for the Group.

I am confident that, in this period characterized by deep changes in the global scenario as well as by new and crucial challenges for our Group, the professional contribution of Uva and the whole management of the Group will be fundamental to the definition and achievement of ambitious goals".

Aldo Uva stated: "The enthusiasm of Pasquale Natuzzi and the motivation of the group managers, who I personally met in the past months, and who turned out to be very determined in achieving ambitious and challenging goals, have fascinated me. Today I joined an important group that, over its 49 years of activity, has contributed to make history of upholstered furniture in the world, and that is still incredibly eager to achieve more, much more. I will share my enthusiasm, passion and my 20-year-long international experience with millions of Natuzzi-product Consumers, thousands of Natuzzi Dealers, the Group's eight thousand employees, Shareholders and Suppliers. It will be as possible as fascinating the challenge of transforming Natuzzi from a Group present in the whole world into a Group operating in the world.

The presence of a creative genius like Pasquale is an extraordinary asset that will always make the difference".

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ABOUT NATUZZI S.P.A.
Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs and manufactures a broad collection of leather-upholstered residential furniture. Italy's largest furniture manufacturer, Natuzzi is the global leader in the leather segment, exporting its innovative, high-quality sofas and armchairs to 123 markets on 5 continents.

Since 1990, Natuzzi has sold its furnishings in Italy through the popular Divani & Divani by Natuzzi chain of 123 stores, and 1 Natuzzi Store. Outside Italy, the Company sells to various furniture retailers, as well as through 184 licensed Divani & Divani by Natuzzi and Natuzzi Stores.

Natuzzi S.p.A. was listed on the New York Stock Exchange on May 13, 1993. The Company is ISO 9001 and 14001 certified.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        NATUZZI S.p.A.
                                        (Registrant)


Date: June 4, 2008
                                        By: /s/ SALVATORE GAIPA
                                            --------------------------------
                                            Salvatore Gaipa